August 5, 2022

VIA EDGAR

Division of Corporation Finance

Office of Manufacturing

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Attention:	Dale Welcome

Jean Yu

Re:         Celestica Inc. (the “Company”)

Form 20-F for the Fiscal Year Ended December 31, 2021

Filed March 14, 2022

File No. 001-14832

Dear Mr. Welcome and Ms. Yu:

I am writing to respond to the comments of the staff (the “Staff”) of the United States Securities and Exchange Commission (the “Commission”) contained in a letter addressed to me dated July 13, 2022 concerning the Annual Report on Form 20-F for the fiscal year ended December 31, 2021 (the “Filing”), filed by the Company with the Commission on March 14, 2022. References in this letter to “we” and “our” refer to the Company.

For convenience of reference, the text of the Staff’s comments contained in your letter is reprinted below in bold, followed by the Company’s response.

Form 20-F for the Fiscal Year Ended December 31, 2021

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Non-IFRS Financial Measures, page 87

1.	In the fourth paragraph you refer to operating earnings and operating margin. In future filings, please refer to these measures as “non-IFRS operating earnings” and “non-IFRS operating margin” to be consistent with your table on page 89 and avoid confusion by a reader.

Response:

We now (and in future filings will continue to) refer to operating earnings and operating margin as “non-IFRS operating earnings” and “non-IFRS operating margin,” respectively.

2.	We note that your measure, non-IFRS operating earnings, is reconciled to IFRS earnings before income taxes. In this regard, please revise future filings, to reconcile non-IFRS operating earnings to earnings from operations, the most directly comparable IFRS measure. Refer to Item 10(e)(1)(i)(B) of Regulation S-K.

Response:

We now (and in future filings will continue to) reconcile non-IFRS operating earnings to earnings from operations.

3.	Your calculation of free cash flow differs from the typical calculation of this measure (i.e., cash flows from operations less capital expenditures). In future filings, in order to avoid potential confusion, please revise the title of your non-IFRS measure to “adjusted free cash flow” or a similar title. Refer to Question 102.07 of the Compliance & Disclosure Interpretations on Non-GAAP Financial Measures.

Response:

We now (and in future filings will continue to) refer to our non-IFRS free cash flow measure as “adjusted free cash flow.”

Notes to the Consolidated Financial Statements

2. Basis of Preparation and Significant Accounting Policies

(r) Revenue and deferred investment costs, page F-21

4.	Please tell us what consideration you have given to disaggregated revenue disclosures by business line/end user (e.g., Aerospace & Defense, Capital Equipment, Communications).

Refer to IFRS 15.114.

Response:

We respectfully acknowledge the Staff’s comment, and recognize that IFRS 15.114 requires an entity to disaggregate revenue recognized from contracts with customers into categories that depict how the nature, amount, timing and uncertainty of revenue and cash flows are affected by economic factors, by applying the guidance in paragraphs 114 and B87-89 of IFRS 15 when selecting the categories to use. We have considered the requirements and guidance set forth in IFRS 15.114 and IFRS 15.B87-89, and have determined that our current disaggregation of revenue by two distinct revenue streams (as described below) is appropriate and sufficient for readers of our financial statements, and that further disaggregation by business or product line/end user is not required by those sections.

We offer a comprehensive range of product manufacturing, supply chain management and other related services to customers in a wide range of industries. Based on the criteria in IFRS 15.114 and relevant guidance, we have divided our portfolio of contracts for purposes of financial statement disaggregated revenue disclosure into two separate revenue streams, consisting of our Advanced Technology Solutions (ATS) revenue stream and our Connectivity & Cloud Solutions (CCS) revenue stream. As is explained in more detail below, although our ATS revenue stream and CCS revenue stream are comprised of customers operating in a variety of industries (including, among others, Aerospace and Defense, Capital Equipment and Communications), we have determined that as a result of the similarity of the contract terms, profitability profile, working capital requirements and product life cycle of the product lines within each revenue stream, presenting a further revenue breakdown would not provide a more meaningful depiction of how the nature, amount, timing and uncertainty of revenue and cash flows are affected by economic factors.

Our ATS revenue contracts (regardless of product line/end user) have common characteristics (described below). Based on those common characteristics, we believe that presenting further disaggregation of revenues beyond what is presented in the financial statements (i.e., by specific product line/end user) would not provide a more meaningful depiction of how the nature, amount, timing and uncertainty of revenue and cash flows are affected by economic factors. The revenue contracts within our ATS revenue stream, irrespective of the customer’s industry, are typically based on highly specialized complex manufacturing processes that take a longer period of time to complete than our other contract revenues. Given the generally complex manufacturing processes characteristic of the products and services that comprise our ATS revenue contracts, we are required to make significant investments in working capital, project planning and design. In addition, as a result of the longer-term and more rigid nature of ATS manufacturing processes, the ATS revenue stream (again, regardless of product line/end user) is generally less able to quickly react to applicable changes in the economic environment, and is therefore subject to higher margin volatility. However, the product lines within this revenue stream are also expected to result in comparatively higher margins due to the investment levels required to satisfy relevant performance criteria. Other considerations in our determination not to further disaggregate our ATS revenue contracts in our financial statements include that the nature of their products/services typically result in lower volumes and higher prices than our other contract revenues, and that our ATS revenue stream customers operate in industries that are generally subject to relatively greater government regulation (notwithstanding the various industries in which our ATS customers operate).

Contracts in our CCS revenue stream (regardless of product line/end user) also share certain characteristics. As with our ATS revenue steam analysis, based on those common characteristics, we believe that presenting further disaggregation of revenues beyond what is presented in the financial statements (i.e., by specific product line/end user) would not provide a more meaningful depiction of how the nature, amount, timing and uncertainty of revenue and cash flows are affected by economic factors. Specifically, in contrast to our ATS revenue contracts, our CCS revenue contracts generally have lower margin profiles and are more sensitive to negative pricing pressures (as they serve customers operating in economic environments that are highly competitive and subject to rapid technology-driven changes in demand), a higher comparative degree of volatility in product mix, shorter and less complex manufacturing processes, and lower working capital requirements (regardless of the industry in which the end customer operates). Given the less complex manufacturing processes and increased susceptibility to pricing pressures and technology changes, contracts within the CCS revenue stream are also typically characterized by comparatively higher volumes and lower prices.

In assessing the guidance set forth in IFRS 15.B89 (described below), and based on the foregoing description of our revenue streams, we determined that specific product lines or end users would not be an appropriate basis for revenue disaggregation in our financial statements, as we believe that the impact of economic factors on the product lines/end users within each revenue stream would be generally comparable. For example, in economic environments with rising interest rates, our customers (regardless of type or product line) are generally impacted similarly in terms of pressures on their working capital requirements (e.g., with respect to deposits or required consigned inventory). As a result, we have determined that disaggregation of our revenues on those bases is not warranted by IFRS 15.114 or relevant guidance.

Our consideration of IFRS 15.B89 included the following:

(a)	Type of good or service: As noted above, we disclose revenues in our annual consolidated financial statements disaggregated by the similar nature of the revenues and cash flows attributable to the goods and services within each of our ATS and CCS revenue streams. Shared attributes within each revenue stream include the degree of government regulation, susceptibility to technology changes and pricing pressures, production complexity, investment requirements, and margin profile, resulting in a generally comparable impact of (and ability to react to) economic factors.

(b)	Geographic region: We disclose revenues disaggregated by geographic region representing greater than 10% of consolidated revenue.

(c)	Market or type of customer: As noted in clause (a) above, we disaggregate revenue by shared market attributes. Based on the similar characteristics of the product lines within each of our ATS and CCS revenue streams, we do not believe that further disaggregating revenue by sub-markets would depict how our revenues and cash flows are affected by economic factors. Similarly, as noted above, we believe that the end users of our products and services are similarly impacted by economic factors, such that disaggregation of revenues on that basis is not warranted.

(d)	Type of contract: Our contracts (which take the form of purchase orders) are similar in type and terms, such that disaggregation on this basis is inapplicable (see response to comment 5 below).

(e)	Contract duration: Our contracts typically require delivery within one year. We consider substantially all of our contracts to be short term, such that disaggregating revenues by contract duration would not depict how revenues or cash flows are affected by economic factors.

(f)	Timing of transfer or goods or services: We do not believe that the impact of economic factors would differ between our “point in time” and our “over time” contracts. As a result, we have not disaggregated revenues based on the timing of revenue recognition. For example, the impact of global supply shortages similarly constrained both our “over time” and “point in time” revenues.

(g)	Sales channels – All of our revenue contracts are obtained through the same sales channel (internal sales personnel). Disaggregating based on this basis would result in all of our revenues being aggregated into one revenue stream such that disaggregation on this basis is inapplicable.

In selecting our ATS and CCS revenue streams as the appropriate categories for disaggregation of revenues, we also considered the guidance set forth in IFRS 15.B88.

IFRS 15.B88 requires entities to consider how the information about the entity’s revenue is presented for other purposes (including in disclosures presented outside of the financial statements, information regularly reviewed by the chief operating decision maker (CODM) for evaluating the financial performance of operating segments, and other information used by an entity or users of an entity’s financial statements to evaluate the entity’s financial performance or make resource allocation decisions). In considering such factors, we note that the disaggregation of our revenues by ATS and CCS revenue streams (as described above) is consistent with the level at which our revenues are disaggregated when they are regularly reviewed by our CODM for evaluating the financial performance of our operating segments. Other categories of revenues are presented outside of the financial statements either in response to form requirements or as otherwise desired to quantify the reasons for material revenue fluctuations between comparative periods.

In summary, we group our revenue contracts into two revenue streams that individually share distinct characteristics, and that reflect how we manage our businesses and operations. We believe that our current level of revenue disaggregation in our financial statements appropriately depicts how the nature, timing and uncertainty of revenue and cash flows are affected by economic factors. In addition, when selecting the type of categories to use to disaggregate revenue in our financial statements, we considered the guidance in IFRS 15.B88, including the information that is regularly reviewed by our CODM for evaluating the financial performance of our operating segments, information used for internal resource allocation decisions, and disclosures presented outside the financial statements. As a result, we believe that further disaggregation is not required by IFRS 15.114 or the relevant guidance.

5.	Please revise future filings to provide the disclosures required by IFRS 15.119(b), (d), 120, 122, 126, and 129 or tell us how your current presentation is appropriate.

Response:

Celestica acknowledges the Staff’s comments and respectfully advises the Staff that after the inclusion in future filings of disclosures regarding our use of specified practical expedients as described below, our disclosures with respect to IFRS 15.119(b), (d), 120, 122, 126, and 129 are appropriate.

IFRS 15.119(b) – this item requires a description of significant payment terms (for example, when payment is typically due, whether the contract has a significant financing component, whether the consideration amount is variable and whether the estimate of variable consideration is typically constrained). Our revenue contracts do not have significant financing components as the contracts are completed within one year and cash is collected on average within 60 to 90 days of invoicing. We rarely enter into revenue contracts with bundled deals with multiple performance obligations (our contracts typically have only single performance obligations), variable consideration, or that offer significant financing terms (i.e. payment terms in excess of 1 year). Typically, there are no significant payment terms in our revenue contracts that we believe would be considered useful to the users of our financial statements.

IFRS 15.119(d) – this item requires a description of obligations for returns, refunds and other similar obligations. Our terms with our customers only allow for returns due to workmanship/quality related issues. We do not offer a general return policy for unwanted products. As a result, our return obligations are generally not material, such that disclosure is not required.

IFRS 15.120 – this item requires an entity to disclose specified information about remaining performance obligations. We have not included the disclosures required by this paragraph because we have applied the practical expedient provided by IFRS 15.121. In future filings, we will disclose that we are applying the practical expedient provided by IFRS 15.121.

IFRS 15.122 – this item requires that an entity explain qualitatively whether it is applying the practical expedient in paragraph 121, and whether any consideration from contracts with customers is not included in the transaction price and, therefore, not included in the information disclosed in accordance with paragraph 120. As noted above, in future filings, we will disclose that we are applying the practical expedient provided by IFRS 15.121. In addition, consideration from contracts with customers not included in the transaction price is immaterial.

IFRS 15.126

(a)	This item requires information regarding estimates in connection with determining the transaction price. There is no estimation involved in determining the transaction price of our contracts as the consideration is fixed. Further, our typical revenue contracts do not include any variable consideration. Accordingly, this item is inapplicable.

(b)	This item requires information on whether an estimate of variable consideration is constrained. As our typical revenue contracts do not include variable consideration, this item is inapplicable.

(c)	This item requires information regarding allocation of the transaction price. As noted above, our contracts generally do not include multiple performance obligations that would require the allocation of the transaction price based on standalone selling prices. As a result, this item is inapplicable.

(d)	This item requires information regarding returns, refunds and other similar obligations. As noted in our response with respect to IFRS 15.119(d) above, returns and refunds we experience are not material as our revenue contracts do not provide for a general right of return for unwanted products. Accordingly, this item is inapplicable.

IFRS 15.129 – This item requires disclosure when an entity elects to use the practical expedient in either paragraph 63 or paragraph 94. In future filings, we will include in our disclosures that we apply the practical expedient in paragraph IFRS 15.63. However, we do not apply the practical expedient under IFRS 15.94.

Closing Comments

I sincerely hope that I have addressed the Staff’s comments on the Filing. We are committed to continuous improvement in our filings, and appreciate your comments. I will be pleased to respond promptly to any additional requests for information or material that I may provide in order to facilitate your review.

Sincerely,

/s/ Mandeep Chawla
Mandeep Chawla
Chief Financial Officer